Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180741

MVP REIT, INC.

SUPPLEMENT NO. 7 DATED JULY 9, 2013

TO THE PROSPECTUS DATED SEPTEMBER 25, 2012

This Supplement No. 7 amends and supplements, and should be read in conjunction with, our prospectus dated September 25, 2012, relating to our offering of up to $550,000,000 in shares of our common stock, together with Supplement No. 5 dated April 10, 2013 and Supplement No. 6 dated June 5, 2013 to our prospectus. References to “we,” “our,” or “us” in this Supplement No. 7 refer to MVP REIT, Inc. and its subsidiaries, unless the context requires otherwise.

The purpose of this Supplement No. 7 is to disclose certain modifications of our investment strategies. Those modifications include (i) a determination that a current focus for our investments and acquisitions will be on self-storage facilities and parking facilities and (ii) a decision to consider investment and acquisition opportunities throughout the United States, rather than focusing primarily on investments and acquisitions in the Western and Southwestern United States. These modifications of our investment strategies reflect our board of directors’ current assessment of the commercial real estate markets and may be further revised based on future assessments of the investment and acquisition opportunities available to us.

In addition, we disclose in this Supplement No. 7 (i) our decision to change our registrar and transfer agent to DST Systems, Inc., with the change to be implemented in July 2013 and (ii) a correction of the maximum amount of acquisition fees payable to our advisor and its affiliates in connection with the purchase of any real estate or loan acquired at a discount.

Multi-Tenant/Licensee Properties

Our general investment strategy is to make investments in commercial real estate and loans secured by commercial real estate. Based on current market conditions and other factors, we have decided that a significant focus of our investment strategy will be on self-storage facilities and parking facilities, including parking lots, parking garages and other parking structures. We may also acquire or invest in other multi-tenant/licensee properties that are not dependent upon a single occupant. In addition, we will seek to expand the geographic focus of our investments by seeking to acquire properties throughout the United States. Our board of directors, including our independent directors, has unanimously approved these modifications to our investment strategy.

We believe self-storage facilities, parking facilities and certain other multi-tenant/licensee properties possess attractive characteristics not found in other commercial real estate investments, including the following:

•	no reliance on a “single large tenant” whose lease termination can have a devastating impact on rental or licensing revenue;

•	generally, no long term lease commitments;

•	generally no leasing commissions;

•	generally no tenant improvement requirements;

•	relatively low capital expenditures; and

•	in light of the relatively low up-front costs, an enhanced opportunity for geographic diversification.

Multi-tenant/licensee properties include self-storage facilities. These facilities refer to properties that offer do-it-yourself, typically month-to-month storage space rental, for personal or business use. According to the Self Storage Association’s 2013 Self Storage Industry Fact Sheet (the “Fact Sheet”), the self-storage industry in the United States consists of approximately 2.3 billion rentable square feet at approximately 48,500 facilities (where self-storage is the primary source of revenue). The industry is highly fragmented and is comprised of five public corporations, approximately 2,500 large and mid-sized firms that own and operate more than one facility and approximately 30,000 one facility owner-operators, according to the Fact Sheet. The Fact Sheet states that the self-storage industry in the United States generated more than $22 billion in annual U.S. revenues in 2012 and has been the fastest growing segment of the commercial real estate industry over the last 35 years.

We believe tenants choose a self-storage property based largely on the convenience of the site to their home or business. Therefore, high-density, high-traffic population centers are ideal locations for a self-storage property. A property’s perceived security and the general professionalism of the site managers and staff are also contributing factors to a site’s ability to secure rentals. We believe there are seasonal fluctuations in occupancy rates for self-storage properties. Generally, there is increased leasing activity at self-storage properties during the summer months due to the higher number of people who relocate during this period.

The parking industry is large and fragmented and includes companies that provide temporary parking spaces for vehicles on an hourly, daily, weekly, or monthly basis along with providing various ancillary services. A substantial number of companies in the industry offer parking services as a non-core operation in connection with property management or ownership, and the vast majority of companies in the industry are small, private and operate a single parking facility. The owner of a parking facility may operate the facility or may engage a management company for this purpose. Location is critically important to the performance of parking facilities. Parking rates and ancillary services offered at the facility (such as car wash or electric car charging stations) may also influence a driver’s decision to use a particular parking facility. The performance of parking facilities may fluctuate significantly based on economic trends. For example, the National Parking Association reported that 96% of airport parking lots experienced a decline in parked vehicles from 2008 to 2009, with 58% reporting a decline of more than 10%, as a result of reduced air travel during the 2008/2009 recession.

Expansion of Geographic Focus

We have also determined to expand the geographical scope of our potential investments to consider opportunities throughout the United States. During the process of searching for suitable properties, we have been introduced to potentially attractive investment or acquisition opportunities in a wide variety of locations. Our Board believes that it would be in the best interests of our shareholders to consider appropriate opportunities, wherever they may be located.

Our Advisor will have substantial discretion with respect to the selection of specific properties. The consideration paid for a property will ordinarily be based on the fair market value of the property as determined by a majority of our board of directors. In selecting a potential property for acquisition, we and our Advisor will consider a number of factors, including, but not limited to, the following:

•	projected demand for self-storage facilities, parking lots and other multi-tenant/licensee facilities in the area;

•	a property’s geographic location and type;

•	a property’s physical location in relation to population density, traffic counts and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	rental/parking rates and occupancy/use levels for the property and competing properties in the area;

•	potential for rent increases;

•	demographics of the area;

•	operating expenses being incurred and expected to be incurred, including, but not limited to property taxes and insurance costs;

•	potential capital improvements and reserves required to maintain the property;

•	prospects for liquidity through sale, financing or refinancing of the property;

•	potential competitors;

•	the potential for the construction of new properties in the area;

•	treatment under applicable federal, state and local tax and other laws and regulations;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonably ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds raised in the Offering. Moreover, depending upon real estate market conditions, economic changes and other developments, our board of directors may change our targeted investment focus or supplement that focus to include other targeted investments from time to time without stockholder consent. See “Risk Factors – We may change our targeted investments and investment guidelines without stockholder consent” in our prospectus.

Risks Related to Our Current Targeted Investment Focus

The section entitled “Risk Factors” in our prospectus is hereby supplemented to include the following additional risk factors:

We may be unable to successfully invest in or acquire properties situated in parts of the United States where we do not have extensive experience.

We intend to explore investments in and acquisitions of properties throughout the United States. Our company’s historical experience has been primarily in the Western and Southwestern regions of the United States and other areas where our affiliates and correspondents have experience. We may not possess familiarity with the dynamics and prevailing conditions of any new geographic markets we enter, which could adversely affect our ability to successfully expand into or operate within those markets. For example, new markets may have different insurance practices, reimbursement rates and local real estate, zoning and development regulations than those with which we are familiar. We may find ourselves more dependent on third parties in new markets because our distance could hinder our ability to directly and efficiently identify suitable investments or manage properties in distant markets. We may not be successful in identifying suitable properties or other assets which meet our acquisition or development criteria or in consummating acquisitions or investments on satisfactory terms or at all for a number of reasons, including, among other things, unsatisfactory results of our due diligence investigations, failure to obtain financing on acceptable terms for the acquisition or development and our misjudgment of the value of the opportunities. We may also be unable to successfully integrate the operations of acquired properties, maintain consistent standards, controls, policies and procedures, or realize the anticipated benefits of the acquisitions within the anticipated timeframe or at all. If we are unsuccessful in expanding into new markets, it could adversely affect our business, financial condition and results of operations and our ability to make distributions to our shareholders.

Because a significant focus for our investments will be self-storage facilities and parking facilities, our revenues will be significantly influenced by demand for such properties generally, and a decrease in such demand would likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.

We have decided that a significant focus for our portfolio of investments and acquisitions will be self-storage facilities and parking facilities and possibly other multi-tenant/licensee properties. There are no specific targets for such properties as a percentage of our total portfolio, nor are there any limitations in this regard.

However, based on our current investment policies, it is possible that a significant percentage of our portfolio will consist of self-storage, parking and similar properties. A decrease in the demand for self-storage and paid parking facilities, or other developments adversely affecting such sectors of the property market, would likely have a more pronounced effect on our financial performance than if we owned a more diversified real estate portfolio. Adverse developments affecting such sectors of the property market could have a material, adverse effect on the value of our properties as well as our revenues and our distributions to shareholders.

Any self-storage or parking facilities we acquire or invest in will face intense competition, which may adversely affect rental and fee income.

We believe that competition in self-storage and parking facility operations is intense. The relatively low cost of entry has led to a strongly competitive, fragmented market consisting of competitors ranging from single facility operators to large regional and national multi-facility operators, including several public companies. In addition, any parking facilities we acquire may compete with building owners that provide on-site paid parking. Many of the competitors have more experience than we do in owning and operating self-storage facilities and parking facilities. Moreover, some of our competitors will have greater capital resources, greater cash reserves, less demanding rules governing distributions to stockholders and a greater ability to borrow funds. Competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space or parking facilities, all of which may adversely affect our operating results. Additionally, an economic slowdown in a particular market could have a negative effect on our self-storage and parking fee revenues.

If competitors build new facilities that compete with our facilities or offer space at rates below the rates we charge, we may lose potential or existing customers and we may be pressured to discount our rates to retain business. As a result, our ability to make distributions to you may be impaired. In addition, increased competition for customers may require us to make capital improvements to facilities that we would not otherwise make, which could reduce cash available for distribution to our stockholders.

The risks associated with storage contents may increase our operating costs or expose us to potential liability that may not be covered by insurance, which may have adverse effects on our results of operations and returns to you.

We expect that our self-storage facilities will be leased directly to tenants who store their belongings without any immediate inspections or oversight from us. We may unintentionally lease space to groups engaged in illegal and dangerous activities. Damage to storage contents may occur due to, among other occurrences, the following: war, acts of terrorism, earthquakes, floods, hurricanes, pollution, environmental matters or events caused by fault of a tenant, fault of a third party or fault of our own. Such damage may or may not be covered by insurance maintained by us, if any. We expect that our self-storage customers will be required to acquire their own insurance coverage on storage contents or assume all of the risk. Our advisor will determine the amounts and types of insurance coverage that we will maintain, including any coverage over the contents of any properties in which we may invest. Such determinations will be made on a case-by-case basis by our advisor based on the type, value, location and risks associated with each investment, as well as any lender requirements, and any other factors our advisor may consider relevant. There is no guarantee that such insurance will be obtained for any investments that we may make and there is no guarantee that any particular damage to storage contents would be covered by such insurance, even if obtained. The costs associated with maintaining such insurance, as well as any liability imposed upon us due to damage to storage contents, may have an adverse effect on our results of operations and returns to you.

Additionally, although we will require our self-storage customers to sign an agreement stating that they will not store flammable, hazardous, illegal or dangerous contents in the self-storage units, we cannot ensure that our tenants will abide by such agreement. The storage of such materials might cause destruction to a facility or impose liability on us for the costs of removal or remediation if these various contents or substances are released on, from or in a facility, which may have an adverse effect on our results of operations and returns to you.

Change in Registrar and Transfer Agent

Our board has approved a change in our registrar and transfer agent for shares of our common stock from Computershare, Inc. to DST Systems, Inc. The change will be implemented in July 2013. The address and phone number of DST Systems, Inc. to which our shareholders should address their questions and correspondence regarding stock transfers, dividends, and other transfer matters from and after the effective date of the appointment of DST Systems, Inc. are:

DST Systems, Inc.

430 W 7th St

Kansas City Mo 64105

(816) 435-1000

Correction of Maximum Acquisition Fees Payable to Our Advisor

As disclosed in our prospectus under “Estimated Use of Proceeds” and “Management Compensation” beginning on pages 63 and 78, respectively, and elsewhere in our prospectus, we pay our advisor and its affiliates an acquisition fee of three percent (3%) of the purchase price of any real estate or loan acquired at a discount, provided, however, that we will not pay any fees when acquiring loans from affiliates.

Assuming we raise the maximum $500 million amount in our primary offering and the maximum $550 million amount in our primary offering and distribution reinvestment plan, the maximum acquisition fees payable to our advisor and its affiliates would be $28,938,000 (or approximately 5.79% of the maximum primary offering proceeds) and $31,938,000 (or approximately 5.81% of the maximum primary offering and distribution reinvestment plan proceeds), respectively. These amounts correct the information currently set forth on pages 63 and 78 of our prospectus.

The corrected amounts do not reflect our actual expectations of the total acquisition fees and are intended only to show the maximum acquisition fees payable to our advisor and its affiliates. In determining such maximum amounts, we have assumed the following: (i) the entire net proceeds from this offering are used to acquire real estate or loans at a discount; (ii) incurrence of the maximum amount of permitted debt in connection with such acquisitions (50% of the asset value) and (iii) no third party expenses, as such expenses cannot be determined at the present time. The actual total acquisition fees will depend upon, among other things, the number and size of our investments that are subject to an acquisition fee, our actual debt financing level, third party expenses incurred as part of an acquisition and the amount of proceeds raised in our primary offering and under the distribution reinvestment plan.

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